

June 8, 2022

Jane Fraser
Chief Executive Officer
Citigroup Inc.
388 Greenwich Street
New York, NY 10013

> **Re: Citigroup Inc.**
> **Form 10-Q for the Period Ended March 31, 2022**
> **Filed May 9, 2022**
> **CORRESP filed June 6, 2022**
> **File No. 001-09924**

Dear Ms. Fraser:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

> Sincerely,
>
> Division of Corporation Finance
> Office of Finance